Exhibit 4(a).31

Dated: 31 December 2009

Agreement for Purchase of Shares in

PeoplePoint Software Pty Ltd

ACN 140 781 746

CDC SOFTWARE (AUSTRALIA) PTY LTD

ACN 093 616 276

(“Purchaser”)

ECLIPSE COMPUTING (AUSTRALIA) PTY

LTD

ACN 051 758 199

(“Vendor”)

UXC LIMITED

ABN 65 067 682 928

(“Warrantor”)

Agreement for Purchase of Shares

Date:	31 December 2009

Parties:	CDC SOFTWARE (AUSTRALIA) PTY LTD ACN 093 616 276 having a business address at Riverside Corporate Park, Level 1, 12 Julius Avenue, North Ryde, NSW (“Purchaser”)

ECLIPSE COMPUTING (AUSTRALIA) PTY LTD ACN 051 758 199 having its registered office at Level 3, 350 Collins Street Melbourne 3000 (“Vendor”)

UXC LIMITED ABN 65 067 682 928 having its registered office at Level 3, 350 Collins Street Melbourne 3000 (“Warrantor”)

Recitals:

A.	PeoplePoint Software Pty Ltd ACN 140 781 746 is a company incorporated in Victoria and has its registered office at Level 3 350 Collins Street Melbourne Victoria 3000 (“Company”).

B.

An Asset Sale Agreement between the Vendor and the Company was completed on 18 December 2009 (“Asset Agreement”). On incorporation the Company had issued shares of 1000 shares all of which are credited as full paid. The Company issued 1,768,914 ordinary shares on completion as consideration for the transfer of the assets to it.

C.	The Company has issued shares of 1,769,914 shares all of which are credited as fully paid.

D.	The Vendor is the registered holder and beneficial owner of 100% the issued shares in the capital of the Company (“Shares”).

E.	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the following terms.

Operative provisions:

1	Definition & Interpretation

1.1	Definitions

The following words have these meanings in this agreement unless the contrary intention appears.

Accounting Standards means the Australian Accounting Standards from time to time and if and to the extent that any matter is not covered by Australian Accounting Standards means generally accepted accounting principles applied from time to time in Australia for a company similar to the Company.

Actual EBITDA means the Actual EBITDA 2010 and/or the Actual EBITDA 2011 (as the case may be).

Actual EBITDA 2010 means the EBITDA of the Successor Business for the calendar year 2010 determined in accordance with GAAP as adjusted by application of the agreed adjustments set out in this agreement including schedule 1.

Actual EBITDA 2011 means the EBITDA of the Successor Business for the calendar year 2011 determined in accordance with GAAP as adjusted by application of the agreed adjustments set out in this agreement including schedule 1.

Assets means all of the assets of the Business including without limitation all receivables, all work in progress, all business names and trademarks, all Intellectual Property Rights, the benefit of all Business Contracts, the benefit of all prepaid maintenance contracts (including those entered into with Microsoft, all payables and trade creditors, all unearned income (i.e. payment received in advance from customers for maintenance contracts and all other accrued expenses).

Asset Sale means the asset sale of all of the Assets and the Business from the Vendor to the Company, under and in accordance with an asset sale agreement between the Vendor and the Company dated 18 December 2009.

Authority means any governmental authority or instrumentality responsible for Tax, wherever situated.

Brand Names means the brand names used in respect of the Business or the Software but shall exclude the brand name “Eclipse”

Business means the business relating to, or in any way connected to, the business carried on by the Vendor immediately prior to the Asset Sale and carried on by the Company as at the date of this Agreement involving the provision of consultancy, implementation, support and upgrade services and the licensing of the Software in verticals including the following:

(a)	resident management in the aged care market;

(b)	clinical care in the aged care market;

(c)	retirement village management in the aged care and retirement communities; and

(d)	community care.

Business Contracts means all agreements and arrangements relating to the Software and the Business and which are, in whole or in part, executory as at Completion, including customer and supplier orders, tenders, quotations and similar dealings and other orders and agreements for the supply of goods or services to or for the supply of services including without limitation the Business Contracts set out in schedule 2.

Business Day means a day on which trading banks are open for general business in Victoria.

Business Records means all originals and copies, in machine readable or printed form, of all books, files, reports, records, correspondence, documents and other material relating to or used in connection with the Software and/or the Business and/or the Company including but not limited to:

(a)	all marketing and customer files and customer lists and selling price lists;

(b)	all sales and purchasing records and literature; service, promotional, descriptive, sales and trade literature and other advertising material and catalogues;

(c)	supplier lists;

(d)	all records of trade debtors;

(e)	all financial records;

(f)	wages and other employment benefit and payroll and personnel records of the Transferring Employees;

(g)	all computer software (including the media on which the same is stored) and computer records;

(h)	all records of the Business Contracts.

Claims or Actions means any claims, demands or causes of action (whether based in contract, tort or statute) in respect of this agreement or any part of it (including but not limited to the warranties contained in the Appendix or relating to the Software, the Company, the Business or their sale.

Claim Amount means:

(a)	the amount the Company is required to pay in Tax to an Authority as a result of a Tax Claim; or

(b)	the amount of any credit, rebate or refund of Tax lost by the Company as a result of a Tax Claim; or

(c)

the amount of Tax that would, if the Company had taxable income in the year of income to which the Tax Claim relates, be payable by that company as a result of the loss of any relief, allowance, deduction or loss carried forward, calculated at the rate of Tax applicable to companies in the year in which the Tax Claim is made.

Company means PeoplePoint Software Pty Ltd ACN 140 781 746 having a registered office at level 3, 350 Collins Street Melbourne.

Completion means settlement of the sale and purchase of the Shares in accordance with clause 5 and Complete has a corresponding meaning.

Completion Date means 31 December 2009.

Confidential Information means all trade secrets and all financial, marketing and technical information, ideas, concepts, know-how, technology, processes and knowledge which is confidential or of a sensitive nature, but excludes that which is in the public domain.

Corporations Act means the Corporations Act 2001 (Cth) and all corporations regulations made under it, as amended from time to time.

Deferred Provision means the sum of the provision for deferred Tax liability in the Last Accounts and any future Tax benefit which has been offset in the calculation of that provision.

Earn-Out Period means the period from Completion to the day following the payment of the Third Instalment.

EBITDA means the actual consolidated audited earnings calculated in accordance with GAAP before all interest, and income taxes and depreciation and amortisation.

Equipment Leases means leases of, and agreements to hire, equipment (including motor vehicles) to the Company.

Estimated EBITDA 2010 means, for the calendar year 2010, $2,000,000.

Estimated EBITDA 2011 means, for the calendar year 2011, $2,350,000.

First Instalment shall have the meaning given to such term in clause 3.2.

Funds mean the superannuation funds to which contributions are made by the Vendor or Company or any Related Body Corporate in respect of the Transferring Employees.

GAAP shall mean generally accepted accounting principles of the United States.

Holdback means any of the Instalments which are not yet paid.

Independent Expert means a partner of one of the top 5 international accounting firms having more than 15 years experience.

Instalments mean the First Instalment, the Second Instalment and the Third Instalment and any Instalment shall have a corresponding meaning.

Intellectual Property means all trade marks, designs, patents and copyrights, whether Australian or foreign, and all customer listings and other industrial and intellectual property, apart from the Business Names and the Brand Names, subsisting in, used in or relating to the Business.

Intellectual Property Licences means all agreements under which the Company and/or the Business obtains the right to use, but not ownership of, any of the Intellectual Property Rights referred to in paragraphs (a) to (h) of the definition of that term.

Intellectual Property Rights means:

(a)

inventions, discoveries and novel designs, whether or not registered or registrable as patents, innovation patents or designs, including developments or improvements of equipment, technology, processes, methods or techniques;

(b)

literary works, dramatic works, musical works, artistic works, cinematograph films, television broadcasts, sound broadcasts, published editions of works and any other subject matter in which copyright (including future copyright and rights in the nature of or analogous to copyright) may, or may upon creation of the subject matter, subsist anywhere in the world;

(c)	registered and unregistered trade marks and service marks, including goodwill in the business concerned in the relevant goods and/or services;

(d)	trade, business or company names;

(e)	internet domain names;

(f)	proprietary rights under the Circuit Layouts Act 1989 (Cth),

(g)	all Knowhow; and

(h)	the Intellectual Property Licences,

whether created or in existence before or after the date of this agreement and includes any thing, whether tangible or intangible, which incorporates, embodies or is based on any of the things referred to in paragraphs (a) to (h) inclusive of this definition.

Knowhow means all laboratory journals, knowhow (including proprietary knowhow and use and application knowhow), formulas, processes, product designs, manufacturing, engineering and other drawings, computer data bases and software technology, technical information, safety information, engineering data and design and engineering specifications, research records, market surveys and all promotional literature, customer and supplier lists and similar data and all derivatives of such material and improvements to such material relating directly or indirectly to the Company and/, including, without limitation, the Confidential Information and the Records.

Last Accounts means: (i) the balance sheet and the profit and loss of the Business as at 31 December 2009; and (ii) balance sheet and the profit and loss of the Company as at 31 December 2009 copies of which will be prepared by the Vendor within 10 Business Days of Completion (and must be approved by the Purchaser), and will be based on a draft of which is contained in the data room.

Plant and Equipment means all plant, equipment, motor vehicles, machinery, furniture, fixtures and fittings owned and used by the Business and Company on the Completion Date.

Property Leases means the leases to the Company and/ of real property.

Purchase Price means the aggregate consideration payable for the Shares calculated in accordance with clause 3.

Purchase Price Adjustments shall mean any amount to be deducted from any Instalment as provided for in this agreement including, without limitation, as set out in clauses 3.2, 6.1, 6.2, 6.3, 7.3, 8.3(b), 9.1(a)(iv), 9.1(c), 9.1(d), 9.1(e), 9.3(c), 14.2, 15.1, 15.2 16.1(d) and/or 21.1.

Records means originals and copies, in machine readable or printed form, of all books, files, reports, records, correspondence, documents and other material of or relating to or used in connection with the Company and/ including:

(a)	minute books, statutory books and registers, books of account and copies of taxation returns;

(b)	sales literature, market research reports, brochures and other promotional material (including printing blocks, negatives, sound tracks and associated material);

(c)	all sales and purchasing records;

(d)	all trading and financial records; and

(e)	lists of all regular suppliers and customers.

Related Body Corporate of a body corporate shall have the meaning given to such term in the Corporations Act.

Restrained Business means a business or operation which is substantially similar to or competitive with, the Business as at Completion.

Restraint Area means each of the following:

(a)	World Wide

(b)	Australia and United States;

(c)	Australia;

(d)	Victoria and New South Wales.

Restraint Period means each of the following:

(a)	a 24 month period

(b)	an 18 month period;

(c)	a 12 months period;

(d)	a 9 month period;

(e)	a 6 month period;

from the Completion Date.

Second Instalment shall have the meaning given in clause 3.3.

Shares means the issued shares in the capital of the Company agreed to be sold under this agreement and Share means any one of those shares.

Software means all of the software owned by the Business or the Company immediately prior to the Specified Time including without limitation the software known as “PeoplePoint” and all current releases (whether partly or wholly completed).

Source Code means, in respect of the Software, documentation describing the operation of executable items of the Software, and such further information, including relevant technical information and documentation, sufficiently detailed to enable a reasonably skilled computer programmer familiar with the language(s) or system(s) in which such items are written to correct, maintain and enhance such items.

Specified Time means 5.00pm AEST on the Completion Date.

Successor Business means the business which the Purchaser carries on, making use of the subject matter of this agreement, after Completion.

Tax means taxes, levies, imposts, deductions, charges, withholdings and duties (excluding stamp duties), together with any related interest, penalties, fines and other statutory charges whether accruing before or after Completion.

Tax Claim means an assessment notice (including a notice of adjustment of a loss claimed by a company in a manner adversely affecting the company), demand or other document issued or action taken by or on behalf of an Authority, whether before or after the date of this deed, as a result of which the Company is liable to make a payment for Tax or is deprived of any credit, rebate, refund, relief, allowance, deduction, or loss carried forward.

Tax Provision means, at any time, the sum of:

(a)	the provision for current Tax in the Last Accounts;

(b)	the Deferred Provision; and

(c)	all amounts already paid or agreed to be paid by the Vendor under clause 15 at that time, less all Tax paid or payable in respect of those payments.

Third Instalment shall have the meaning given in clause 3.4.

Total Consideration has the meaning given in clause 3.1.

Trade Marks means all logos, symbols, get up, trademarks, tradenames, service marks, brand names and similar rights, whether registered or unregistered, and all associated goodwill, including those items specified in schedule 4.

Transferring Employees means those employees listed in schedule 3.

Warranties mean the warranties, representations and indemnities in this agreement, including without limitation, clause 12 and the appendix.

$ means the legal currency of Australia.

1.2	Interpretation

In this agreement:

(a)	headings are for convenience only and do not affect interpretation;

and unless the context indicates a contrary intention:

(b)	words importing the singular include the plural and vice versa and words denoting a given gender include all other genders;

(c)	the expression “person” includes an individual, the estate of an individual, a body politic, a corporation and a statutory or other authority or association (incorporated or unincorporated);

(d)

references to parties, clauses, sub-clauses, schedules, exhibits or annexures are references to parties, clauses, sub-clauses, schedules, exhibits and annexures to or of this agreement and a reference to this agreement includes any schedule, exhibit and annexure;

(e)

references to this agreement, or any other deed, agreement, instrument or document shall be deemed to include references to this agreement, or such other deed, agreement, instrument or document as amended, novated, supplemented, varied or replaced from time to time;

(f)	a reference to an agreement includes a representation, undertaking, deed, agreement or legally enforceable order or arrangement or understanding whether or not in writing;

(g)	a reference to a document includes any written agreement and any certificate or note or other document of any kind;

(h)	references to any person or to any party to this agreement shall include that person's or party's executors, administrators, successors and permitted assigns;

(i)	where any word or phrase is given a defined meaning any other part of speech or grammatical form in respect of such word or phrase has corresponding meaning;

(j)

where the day on or by which any sum is payable hereunder or any act, matter or thing is to be done is a day other than a Business Day such sum shall be paid and such act, matter or thing shall be done on the immediately following Business Day;

(k)

where 2 or more parties to this agreement make a joint covenant, undertaking, representation or warranty, the same shall be construed to refer to and bind each of such parties jointly and each of them severally;

(l)	references to payments to any party to this agreement shall be construed to include payments to another person upon the direction of such party;

(m)	all payments to be made pursuant to this agreement shall be made by unendorsed bank cheque or other immediately available funds; and

(n)

reference to any legislation or to any section or provision of any legislation includes any statutory modification or re-enactment or any statutory provision substituted therefore and all ordinances, by-laws, regulations and other statutory documents issued thereunder.

2	Sale and purchase of Shares

2.1	Sale and Purchase

(a)	The Vendor agrees to sell and transfer to the Purchaser and the Purchaser agrees to purchase from that Vendor, on the terms and conditions of this agreement, the Shares.

(b)

The Shares must be transferred free from any mortgage, charge, lien, pledge or other encumbrance and with all rights, including dividend rights, attached or accruing to them on and from the date of this agreement.

(c)	Neither party is obligated to Complete unless the other party is ready, willing and able to Complete simultaneously.

2.2	Pre-emptive Rights

The Vendor waives in favour of the Purchaser any pre-emptive or other rights which that Vendor has now or might otherwise have in respect of any of the Shares held by each other Vendor.

2.3	Warrantors

In consideration for the Purchaser entering into this agreement, the Warrantor, along with the Vendor, has agreed to give the warranties under this agreement.

3	Purchase Price

3.1	Total Consideration

(a)

Subject always to clause 3.1(b) and clause 3.5, the Total Consideration for the Shares shall be the sum of the First Instalment, the Second Instalment and the Third Instalment less any deductions from the Holdback allowable in accordance with the terms of this agreement including, without limitation, the Purchase Price Adjustments.

(b)	Notwithstanding any other provision in this agreement and for the avoidance of doubt:

(i)	the Second Instalment shall not exceed $3,000,000; and

(ii)	the Third Instalment shall not exceed $3,500,000

3.2	First Instalment

(a)	The First Instalment shall be an amount equal to $3,000,000 less $1,000,000 which will be held in escrow (“Escrow Amount”) by the Purchaser and released to the Vendor subject to each of the following:

(i)

the receipt by the Purchaser of this agreement, the Share Transfer and the resolutions required by clause 5.2(e) executed by the Vendor and the Warrantor in original form (i.e. with original signatures);

(ii)	the receipt by the Purchaser of the original Business Contracts, the Records and the Source Code of the Software;

(iii)	the receipt by the Purchaser of evidence that all required ASIC forms required to be lodged as a result of the Asset Sale have been lodged;

(iv)	the Purchaser’s approval of the Last Accounts (acting at all times reasonably); and

(v)	the Escrow Amount will be released progressively (within 5 Business Days) of each of the Business Contracts being novated to the Company based on the maintenance value of such Business Contracts.

(b)

The parties agree that all Purchase Price Adjustments (which are usually deducted from the First Instalment) will be deducted from the Escrow Amount and/or Second Instalment and/or the Third Instalment. In the event that the Second Instalment and the Third Instalment are insufficient to deduct the Purchase Price Adjustments from, the Vendor shall immediately pay to the Purchaser any balance due.

3.3	Second Instalment

Subject always to clauses 3.1(b)(i) and 3.5, the Second Instalment shall be calculated on a sliding scale basis the Actual EBITDA 2010 so that the Second Instalment shall be the Actual EBITDA Sliding Scale for the Second Instalment defined in clause 3.3(a) minus any Purchase Price Adjustments and any other adjustments allowed under this agreement (including schedule 1).

(a)	The “Actual EBITDA Sliding Scale for the Second Instalment” shall be as follows:

(i)	if Actual EBITDA 2010 is > $2,200,000 = $3,000,000 less PA;

(ii)	if Actual EBITDA 2010 is more than $2,100,000 but less than or equal to $2,200,000 = $2,750,000 less PA;

(iii)	if Actual EBITDA 2010 is more than $2,000,000 but less than or equal to $2,100,000 = $2,500,000 less PA

(iv)	if Actual EBITDA 2010 is more than $1,900,000 but less than or equal to $2,000,000 = $2,250,000 less PA

(v)	if Actual EBITDA 2010 is more than $1,800,000 but less than or equal to $1,900,000 = $2,000,000 less PA

(vi)	if Actual EBITDA 2010 is more than $1,700,000 but less than or equal to $1,800,000 = $1,750,000 less PA

(vii)	if Actual EBITDA 2010 is more than $1,600,000 but less than or equal to $1,700,000 = $1,500,000 less PA

(viii)	if Actual EBITDA 2010 is more than $1,500,000 but less than or equal to $1,600,000 = $1,250,000 less PA

(ix)	if Actual EBITDA 2010 is more than $1,400,000 but less than or equal to $1,500,000 = $1,000,000 less PA

(x)	if Actual EBITDA 2010 is more than $1,300,000 but less than or equal to $1,400,000 = $750,000 less PA

(xi)	if Actual EBITDA 2010 is more than $1,200,000 but less than or equal to $1,300,000 = $500,000 less PA

(xii)	if Actual EBITDA 2010 is more than $1,100,000 but less than or equal to $1,200,000 = $250,000 less PA

(xiii)	if Actual EBITDA 2010 is less than or equal to $1,100,000 no Second Instalment shall be payable.

Where:

PA	is the sum of any Purchase Price Adjustments and any other adjustments allowed under this agreement (including schedule 1).

3.4	Third Instalment

Subject always to clauses 3.1(b)(ii) and 3.5, the Third Instalment shall be calculated on a sliding scale basis the Actual EBITDA 2011 and so that the Third Instalment shall be the sum of Actual EBITDA Sliding Scale for the Third Instalment defined in clause 3.4(a) minus any Purchase Price Adjustments and any other adjustments allowed under this agreement (including schedule 1).

(a)	The “Actual EBITDA Sliding Scale for the Third Instalment” shall be as follows:

(i)	if Actual EBITDA 2011 is > $2,890,000= $3,500,000 less PA;

(ii)	if Actual EBITDA 2011 is more than $2,755,000 but less than or equal to $2,890,000= $3,250,000 less PA;

(iii)	if Actual EBITDA 2011 is more than $2,620,000 but less than or equal to $2,755,000= $3,000,000 less PA;

(iv)	if Actual EBITDA 2011 is more than $2,485,000 but less than or equal to $2,620,000 = $2,750,000 less PA;

(v)	if Actual EBITDA 2011 is more than $2,350,000 but less than or equal to $2,485,000 = $2,500,000 less PA;

(vi)	if Actual EBITDA 2011 is more than $2,215,000 but less than or equal to $2,350,000 = $2,250,000 less PA

(vii)	if Actual EBITDA 2011 is more than $2,080,000 but less than or equal to $2,215,000 = $2,000,000 less PA

(viii)	if Actual EBITDA 2011 is more than $1,945,000 but less than or equal to $2,080,000 = $1,750,000 less PA

(ix)	if Actual EBITDA 2011 is more than $1,810,000 but less than or equal to $1,945,000 = $1,500,000 less PA

(x)	if Actual EBITDA 2011 is more than $1,675,000 but less than or equal to $1,810,000 = $1,250,000 less PA

(xi)	if Actual EBITDA 2011 is less than $1,675,000 no Second Instalment shall be payable.

Where:

PA	is the sum of any Purchase Price Adjustments and any other adjustments allowed under this agreement (including schedule 1).

3.5	Minimum EBITDA requirements

(a)

If in the calendar year end 2010 the Successor Business fails to achieve an Actual EBITDA 2010 of $1,100,000 then the Purchaser will be under no obligation to pay any Second Instalment, and the Purchase Price shall be reduced accordingly.

For example, if in the calendar year end 2010, the Successor Business fails to achieve an Actual EBITDA 2010 of at least $1,100,000 then no Second Instalment is payable whatsoever.

(b)

If in the calendar year end 2011 the Successor Business fails to achieve an Actual EBITDA 2011 of $1,350,000 then the Purchaser will be under no obligation to pay any Third Instalment, and the Purchase Price shall be reduced accordingly.

For example, if in the calendar year end 2011, the Company fails to achieve an Actual EBITDA 2011 of at least $1,350,000 then no Third Instalment is payable whatsoever.

3.6	Payment

(a)

Each payment referred to in this clause 3 shall be paid by electronic transfer to the bank account nominated by the Vendor and shall be deemed to have been made upon receipt by the Vendor into their nominated bank account. No payment under this clause 3 shall be payable until the Vendor has supplied to the Purchaser in writing all required banking information required by the Purchaser to make such payments.

(b)	The First Instalment less the Escrow Amount shall be paid by the Purchaser as the last action on Completion.

(c)	The Second Instalment (if any) and the Third Instalment (if any) shall be paid by the Purchaser within 30 days of the final determination of the relevant Instalment based on the following procedure:

(i)

the Purchaser shall forward to the Vendor management accounts for the Company within 15 Business Days of those accounts and its calculation of the relevant Instalment being completed. If requested by the Purchaser, the Vendor shall use its best endeavours to assist the Purchaser with the preparation of those accounts (“Purchaser’s EBITDA calculation”);

(ii)

the Vendor shall within 10 days of receiving the Purchaser’s EBITDA calculation to serve an objection notice (“Objection Period”) of the Purchaser in the event it does not agree with the Purchaser’s EBITDA calculation (“Objection Notice”). The Objection Notice must include a detailed explanation (including all supporting information) of the Vendor’s objection. In the event that the Vendor fails to deliver an Objection Notice to the Purchaser within the Objection Period, it shall be deemed to have accepted the Purchaser’s EBITDA calculation and the Purchaser’s EBITDA calculation shall thereafter be deemed final, conclusive and binding on the parties.

(iii)

if the Vendor serves an Objection Notice within the Objection Period, the parties agree to, for a period of 60 days, use best endeavours (subject to paying external fees) to resolve their differences and agree on the relevant EBITDA calculation (“Negotiation Period”).

(iv)

if agreement cannot be reached between the parties by the end of the Negotiation Period, the parties must appoint an Independent Expert to determine the relevant EBITDA calculation. The decision of the Independent Expert shall be final, conclusive and binding on the parties. The costs of the Independent Expert shall be borne by the parties equally unless the Independent Expert determines that the relevant EBITDA calculation is either the same or less than the Purchaser’s EBITDA calculation in which case the Vendor will pay for the Independent Expert’s costs in full.

3.7	Right to Set Off

The Purchaser shall be entitled to withhold and/or set-off from any sum due to be paid to the Vendor under any of the Second Instalment or Third Instalment any amount:

(a)

relating to a Claim or Action against the Vendor (e.g. for breach of warranty), pending resolution of the Claim or Action provided always that the parties act reasonably in defending any Claim or Action that involves a third party;

(b)

not paid by the Vendor (or properly apportioned between the parties) in accordance with clauses 3.2, 6.1, 6.2, 6.3, 7.3, 8.3(b), 9.1(a)(iv), 9.1(c), 9.1(d), 9.1(e), 9.3(c), 14.2, 15.1, 15.2, 16.1(d) and/or 21.1.

(c)

associated with any Claim or Action against the Purchaser from any Authority relating to any taxation liability of, or associated with the Business, the Software or the Company prior to the Specified Time (which will only be refunded to the extent and at such time such Claim or Action is finally resolved in favour of the Purchaser minus all costs incurred by the Purchaser, including without limitation all legal costs, in resolving such Claim or Action) ; and/or

(d)

associated with any Claim or Action against the Purchaser from any third party associated with any liability of the Business prior to the Specified Time (which will only be refunded to the extent and at such time such Claim or Action is finally resolved in favour of the Purchaser minus all costs incurred by the Purchaser, including without limitation all legal costs, in resolving such Claim or Action).

In the event that the monies retained by way of set-off are insufficient to cover such amounts, the Vendor shall immediately pay any balance outstanding to the Purchaser. The Vendor shall pay all costs associated with the defence of such Claim or Action immediately upon demand during the proceeding.

For the avoidance of doubt, the Purchaser’s right of set off contained in this clause 3.6 shall be cumulative and is in addition to any other rights of the Purchaser contained in this agreement or provided by law independently. Accordingly, in the event that there are insufficient funds to withhold and/or set off under this clause 3.6, the Purchaser shall be entitled to rely on its other rights contained hereunder or by law.

4	Conditions precedent

4.1	Completion conditional

Completion is conditional on:

(a)	the Purchaser receiving an executed share transfer in its favour which transfers all of the Shares to it from the Vendor together with the share certificates for those shares;

(b)	the Purchaser receiving evidence that the Asset Sale has completed and the Company owns all of the Assets;

(c)	the current directors of the Company resigning and the appointment of directors nominated by the Purchaser to the Company;

(d)	the Purchaser receiving evidence that the board of directors of the Vendor and the shareholders of the Vendor has approved of the transaction governed by this agreement;

(e)	the executive committee of the Purchaser’s parent company approving the transaction governed by this agreement;

4.2	Reasonable endeavours

The Vendor must use its best endeavours to obtain the fulfilment of the conditions in clause 4.1.

4.3	Failure to fulfil Conditions Precedent

If any of the Conditions Precedent are not fulfilled immediately prior to Completion, then this agreement may be terminated by the Purchaser by written notice to the Vendor.

5	Completion

5.1	Completion Date and place

Completion of the sale and purchase of the Shares will take place on the Completion Date at the offices of the Purchaser in Melbourne or any other time and place agreed by the Vendor and the Purchaser.

5.2	Vendor’s obligations on Completion

The Vendor shall on Completion:

(a)	(Possession): give and deliver to the Purchaser:

(i)	a copy of the Source Code in a form acceptable to the Purchaser and all relevant and associated documentation;

(ii)	evidence that the Asset Sale has completed (to the satisfaction of the Purchaser acting reasonably);

(b)

(Share Transfer) deliver to the Purchaser an executed transfer in favour of the Purchaser of all the Shares together with the share certificates for the Shares and consents that the Purchaser reasonably requires;

(c)	cause:

(i)	the board of directors of the Company to direct that the transfers of the Shares are registered;

(ii)	the delivery to the Purchaser or its nominee of the Records of the Company;

(iii)

the resignation of the directors of the Company nominated by the Vendor and the appointment to the board of directors of the Company of the Purchaser’s nominees, but so that a properly constituted board of directors is in existence at all times.

(d)

(Transfer of Intellectual Property and Brand Names): deliver to the Purchaser evidence that the Software and all Intellectual Property Rights to the Software are owned by the Company and specifically proof that the ownership of the Software has been transferred from the Vendor to the Company.

(e)

(Director/Shareholder Approval): deliver to the Purchaser evidence that the board of directors of the Vendor and the Company and the shareholders of the Vendor and the Company has approved of the transaction governed by this agreement;

5.3	Purchaser’s obligations on Completion

Subject to the Vendor satisfying its obligations under clause 5.2, the Purchaser shall on Completion perform all obligations to be performed by it on Completion under any other clause of this agreement.

5.4	Default by Vendor

If the Vendor does not complete, other than as a result of default by the Purchaser, the Purchaser may give the Vendor notice requiring it to complete within 15 days of receipt of the notice. If the Vendor does not complete within that period, the Purchaser may choose either to proceed for specific performance or terminate this agreement. In either case the Purchaser may seek damages for the default. This termination does not affect any other rights the Purchaser has against the Vendor at law or in equity.

5.5	Further assurance

After Completion, the Vendor shall do all other things reasonably necessary or reasonably required by the Purchaser for putting the Purchaser in full possession of the Assets and to complete the transfer of the Assets.

6	Apportionment and Liabilities

6.1	Apportionment of business expenses and outgoings

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, all expenses and outgoings normally apportioned on the purchase of a business similar to the Business shall be apportioned on the purchase of the Company as at the Specified Time as between the parties and the Purchaser shall make the appropriate adjustments in the Second Instalment and Third Instalment (if required).

6.2	Apportionment of pre-paid maintenance and prepaid annual enhancement plans

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, all prepaid maintenance revenues and prepaid revenue relating to annual enhancement plans (“AEPs”) made to the Business prior to the Specified Time (“Prepaid Revenue”) shall be apportioned on the purchase of the Company as at the Specified Time as between the parties and the Purchaser shall make the appropriate adjustments in the Second Instalment and Third Instalment (if required).

6.3	Entitlement to income

The parties acknowledge that the Vendor is entitled to income derived from conducting the Business before the Specified Time and the Purchaser is entitled to all the rights and benefits of the Business and the Software (including the income derived in connection with the Business) after that time.

For the avoidance of doubt, the Purchaser shall not be obligated to collect any trade receivables on behalf of the Vendor which at the Specified Time are owing to the Vendor in relation to goods or services sold or provided by the Vendor in respect of the Business up to the Specified Time. The Vendor shall collect such trade receivables in a manner consistent with the collection methods used by the Business prior to Completion.

6.4	Continued Obligations of Vendor

(a)	Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, the Vendor agrees to meet all liabilities, expenses and outgoings in relation to the Business and the Company up to the Specified Time on the Completion Date and to pay all creditors promptly and not later than in accordance with their respective normal terms. The Vendor shall remain solely responsible for the payment, satisfaction and discharge of all such debts and liabilities.

(b)

After Completion, the Vendor will continue to provide support services to the Company and the customers of the Business until requested by the Purchaser to do otherwise (which date shall be no later than 30 January 2010 unless otherwise agreed between the parties). Such services will be provided by the Vendor to the same degree and the same level of professionalism as the Vendor was providing prior to the Completion.

(c)	After Completion, the Vendor must continue to:

(i)	invoice work in progress that is current at Completion; and

(ii)	collect invoices issued before Completion and forward such funds promptly to the Company.

6.5	Liabilities

(a)	The Purchaser agrees to assume the Vendor’s or the Company’s obligations to perform only those obligations under the Business Contracts arising after the Specified Time (“Assumed Liabilities”).

(b)

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, notwithstanding any provision in this agreement, the Purchaser does not assume any liabilities of Vendor or the Company other than the Assumed Liabilities.

7	Business Contracts & Customers

7.1	Novation or assignment of Business Contracts

(a)	The Vendor shall use its best endeavours to procure the agreement of the other party to Business Contracts being novated to the Company within 30 days from Completion.

(b)

If having complied with its obligations under this clause 7.1 the Vendor is unable to cause such a novation of any particular contract, the Vendor shall assign to the Company by and with effect from Completion the benefit of such Business Contracts, subject to the other party's consent where required and provided that the benefit of such contract is assignable.

7.2	Obligations pending or if no novation or assignment

If any of the Business Contracts are not novated or assigned pursuant to clause 7.1 then, unless and until such a novation or assignment occurs under clause 7.1:

(a)

if the Vendor is not prohibited from delegating or subcontracting performance of obligations under such Business Contract, the Company shall perform on behalf of the Vendor all obligations of the Vendor thereunder in respect of the period following Completion. If the Company performs such obligations, the Vendor shall account to the Company for any amounts paid by the other party to such Business Contract to the Vendor after Completion in respect of that contract;

(b)

if the Vendor is prohibited under any such Business Contract from delegating or subcontracting performance of some but not all obligations thereunder, then the Company shall perform on behalf of the Vendor those obligations able to be delegated or sub-contracted and payments under such Business Contract shall be apportioned between the Vendor and the Company on a basis to be agreed.

7.3	Indemnities

(a)

The Vendor is responsible for complying with all obligations under the Business Contracts in respect of the period up to and including the Completion Date and indemnifies the Purchaser and the Company and will keep the Purchaser and the Company indemnified against all liabilities, claims, demands, actions, suits, proceedings, costs, damages and expenses arising out of or in relation to the non-payment, non-observance, or non-performance of any obligations arising under, or arising in respect of the Business Contracts or founded upon any fact, matter, occurrence, event or circumstance happening during or in respect of that period.

(b)

In respect of each of the Business Contracts assigned under this clause 7, the Purchaser is responsible for complying with all obligations under such Business Contracts in respect of the period following the effective date of assignment.

7.4	Inquiries after Completion

The Vendor agrees to refer all inquiries after the Completion Date relating to the Business and the Company promptly to the Purchaser.

8	Property & Equipment Leases & Asset Sale

8.1	No Property Lease & no Real Property

The Vendor and the Warrantor jointly and severally warrants that on the Completion Date, the Company has no Property Leases and owns no real property whatsoever.

8.2	No Equipment Leases

The Vendor and the Warrantor jointly and severally warrants that on the Completion Date, the Company has no equipment leases whatsoever.

8.3	Asset Sale Completion

(a)	The Vendor and the Warrantor jointly and severally warrant and agree that on the Completion Date:

(i)	the Asset Sale transferring all of the assets of the Business from the Vendor to the Company has been completed for good and valuable consideration and is legally binding on both parties; and

(ii)	as at Completion the Company lawfully owns all of the Assets.

(b)

The Vendor and the Warrantor acknowledges and agrees that in the event for whatever reason, they are in breach of clause 8.3(a), the Purchaser will be entitled to deduct from any Holdback any loss or damage suffered including (without limitation):

(i)	the value of any Business Contract that has not been assigned or novated to the Company within 90 days from Completion;

(ii)	the value of any other Asset not transferred.

9	Transferring Employees & Superannuation

9.1	Transferring employees

The following provisions shall apply to the Transferring Employees:

(a)	The Vendor and the Warrantor warrants and agrees jointly and severally that:

(i)	no other employee other than the Transferring Employees are required to operate the Business to the same extent and in the same manner as the Business was operated prior to Completion;

(ii)

the employment of all Transferring Employees has been transferred, novated or assigned to the Company in accordance with all laws prior to the Completion Date the employment of all Transferring Employees has been transferred, novated or assigned to the Company in accordance with all laws prior to the Completion Date;

(iii)

it will pay to each Transferring Employee that accepts employment by the Company on the Purchaser’s standard employment terms and conditions a retention incentive equal to two (2) months salary of such Transferring Employee immediately after each such Transferring Employee has remained in the employment of the Company for a period of twelve months from the Completion Date;

(iv)

in the event (for whatever reason) any Transferring Employee fails to accept employment by the Company on the Purchaser’s standard employment terms and conditions within 12 months of the Completion Date, the incentive bonus due to be paid to such Transferring Employee will be immediately (within 5 days) be paid by the Vendor to the Company.

(b)

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, the Vendor shall pay to each Transferring Employee the amount of their accumulated wages and salary entitlements as at the Specified Time whether pursuant to contract, award, statute or otherwise, and in relation thereto shall keep the Purchaser indemnified against all claims made from time to time in the future after the Completion Date by such Transferring Employee against the Purchaser;

(c)

Except to the extent the liability is fully provided for in the balance sheet in the Last Accounts, if, for whatever reason, any Transferring Employee is not paid the amount of their accumulated wages and salary entitlements as at the Specified Time as required by clause 9.1(a), the Vendor hereby agrees and allows the Purchaser to deduct from any Instalment an amount equal to 100% of the actual amount of their accumulated wages and salary entitlements as at the Specified Time;

(d)

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, the Vendor hereby agrees and allows the Purchaser to deduct from any Instalment an amount equal to 100% of the actual liability for annual leave entitlements as at the Specified Time of each Transferring Employee;

(d)	The Vendor hereby agrees and allows the Purchaser to deduct from any Instalment an amount equal to 100% of the long service leave entitlements at the Specified Time of each Transferring Employee.

(e)

Where an amount for a Transferring Employee has been paid under clause 9.1(d) to the Purchaser, to the extent that the same does not become payable to the Employee, the same shall be paid back to the Vendor within 30 days of the termination of the relevant Employees employment, but may be adjusted against any due to the Purchaser by the Vendor under this agreement.

9.2	Payments

(a)

Except to the extent the liability is fully provided for in the balance sheet in the Last Accounts, all amounts payable by the Vendor under clause 9.1 shall be paid on or prior to the Completion Date, and all amounts allowable by the Vendor under clauses Error! Reference source not found. Error! Reference source not found. 9.1(a) and 9.1(d) shall be allowed as a deduction from any Instalment.

(b)

Except to the extent the liability is fully provided for in the balance sheet in the Last Accounts, the Vendor and the Warrantor warrant (jointly and severally) that all amounts due and payable to the Transferring Employees in respect to the period up to and including the Completion Date have either been paid.

9.3	Redundancy pay

(a)	The Vendor is solely responsible for all amounts due on termination of employment of any Transferring Employee who does not consent to its employment being transferred to the Company.

(b)	Clause 9.3(c) applies in the event that:

(i)	before the end of the Earn-Out Period, the Purchaser terminates the employment of a Transferring Employee due to bona fide redundancy; and

(ii)

the circumstances of that retrenchment require the Purchaser to provide to the Transferring Employee a monetary redundancy benefit (including, without limitation, severance pay under the terms of an applicable industrial award, or redundancy pay under the terms of an applicable policy).

(c)	Subject to clauses 9.3(b), the Vendor will contribute to the redundancy pay that the Purchaser is required to provide, according to the following formula:

X =	VS
SS

where:

X =	the amount of the Vendor's contribution to the redundancy pay for the Transferring Employee in question;

VS =	the Transferring Employee's length of service with the Vendor prior to Completion; and

SS =	the Transferring Employee's total length of service, in aggregate, with the Vendor and subsequently with the Purchaser, as at the date on which the retrenchment takes effect.

9.4	Superannuation

(a)

The Vendor and the Warrantor warrant (jointly and severally) and agree that they have, and any Related Bodies Corporate has, complied with its/their legal obligations in relation to superannuation for each and every Transferring Employee up until Completion.

(b)

The Vendor shall pay in respect of each Transferring Employee the amount of their accumulated superannuation entitlements as at the Specified Time, and in relation thereto shall keep the Purchaser indemnified against all claims made from time to time in the future after the Completion Date by such Transferring Employee against the Purchaser;

(c)

Except to the extent the liability is fully provided for the balance sheet in the Last Accounts, if, for whatever reason, any Transferring Employee is not paid the amount of their superannuation entitlements as at the Specified Time as required by clause 9.4(b), the Vendor hereby agrees and allows the Purchaser to deduct from any Instalment an amount equal to 100% of the actual the amount of such superannuation entitlements from any Instalment.

(d)

The Vendor agrees to provide to the Purchaser on or before Completion in respect of each Transferring Employee sufficient details in relation to their superannuation arrangements which will enable the Purchaser to comply with its legal obligations in relation to superannuation for the Transferring Employees on and from Completion.

(e)	The Vendor agree to comply with their, and procure the Company to comply with its, legal obligations in relation to superannuation for the employees of the Company up until and including Completion.

(f)

The Vendor agree to ensure that both before and after the Completion Date the Purchaser and any actuary appointed by it are provided with all records and information which they may require (including detailed information about each of the members and their participation in the Funds) in order to verify the correctness of any calculations or values to be ascertained for the purposes of this agreement (including the Warranties), and to enable the Purchaser to take over responsibility for and administer superannuation arrangements for members. This obligation extends to any records, information or systems which are recorded, maintained or otherwise dependent on any computerised or similar system or service.

9.5	Management Incentive Scheme

The Vendor warrants and agrees that it will pay to each manager of the Company an performance incentive bonus the terms of which must be agreed between the Purchaser and Vendor after the Completion Date acting reasonably.

10	Access to Records

The Vendor agrees to ensure that the Purchaser and its representatives are allowed full and free access to the Records of the Company, the Software and the Business at all reasonable times before and after the Completion Date to enable the Purchaser to become familiar with the affairs of the Company, Business and Software, investigate the accuracy of the Warranties. The Vendor must also promptly provide the information, assistance and facilities that the Purchaser reasonably requires for those purposes.

11	Restraint, Non Complete and Non Solicitation

11.1	Restraint of Trade

Each of the Vendor and the Warrantor, jointly and severally, undertakes to the Purchaser that neither of them or any of their Related Bodies Corporate will:

(a)

for the Restraint Period, and within any of the Restraint Areas, carry on or promote (whether on its own account, in partnership or joint venture or as employee or agent of or manager for any other person) any Restrained Business;

(b)

for a period of two (2) years following the end of the Earn Out Period, employ, contract or in any way engage the services of any of the Transferring Employees (whether on its own account, in partnership or joint venture or as employee or agent of or manager for any other person);

(c)

for a period of two (2) years following the end of the Earn Out Period, carry on or promote (whether on its own account, in partnership or joint venture or as employee or agent of or manager for any other person) any Restrained Business;

(d)	for the Restraint Period, and within any of the Restraint Areas:

(i)

secure or seek to attract the custom of any person who is a customer of the Business or the Software as at Completion or at any time during the 12 months prior to Completion for services, support or maintenace relating to any product that completes with the Software;

(ii)	represent themselves as being in any way connected with or associated with the Business, the Company or the Software; or

(iii)

disclose or use to the disadvantage of the Purchaser: (i) the name of any customer of the Business, Software or Company; (ii) any of the Intellectual Property Rights, Business Records or details of the Software; or (iii) any of the trade secrets, secret or confidential operations, processes or dealings of, or any confidential information relating to, the Business, the Company or the Software or its organisation, finances, transactions or affairs,

(e)	at any time after the Completion Date;

(i)	use or disclose any of the Purchaser’s Confidential Information to anyone other than the Purchaser, except as required by law; or

(ii)

use a logo, symbol, trade mark or business name substantially identical or deceptively similar to the Business Name or a trade mark which was used in relation to the Business, the Company or the Software immediately prior to Completion.

11.2	Separate, severable and independent restraint

Each of the restraints in clause 11.1 resulting from the various combinations of the Restraint Periods and the Restraint Areas is a separate, severable and independent restraint and the invalidity or unenforceability of any of such restraints does not affect the validity or enforceability of any of the other restraints in those sections.

11.3	Reasonable restraint

Each of the Vendor and the Warrantor acknowledges and agrees that each of the restraints in clause 11.1 is reasonable in its extent (as to duration, geographical area and restrained conduct) having regard to the interests of each party to this agreement and goes no further than is reasonably necessary to protect the Purchaser as purchaser of the Company and the Business in respect of the goodwill of the Company and the Business.

11.4	Continuing Obligation

The obligation under this clause 11 shall continue indefinitely and not be affected upon Completion, payment of any or all other moneys due by the Purchaser to the Vendor, or upon the termination of this agreement.

12	Warranties, representations and indemnities

12.1	Vendor’s warranties

(a)

The Vendor and the Warrantor jointly and severally represents, warrants and undertakes to the Purchaser that each of the Warranties is true and correct on the date of this agreement and will be at the Completion Date as if made on and as at each of those dates.

(b)

The Vendor and the Warrantor jointly and severally acknowledges that it has made and given the Warranties with the intention of inducing the Purchaser to enter into this agreement and that the Purchaser has entered into this agreement in full reliance on the Warranties. Each of the statements in the Appendix is to be treated as a separate representation and warranty and the interpretation of any statement made may not be restricted by reference to or inference from any other statement.

(c)

The Vendor and the Warrantor jointly and severally indemnifies the Purchaser against all liability or loss arising directly or indirectly from, and any costs, charges and expenses incurred in connection with, any inaccuracy in or breach of any of the Warranties.

(d)	If a payment is made for a breach of any Warranty, the payment is to be treated as an equal reduction in the Purchase Price of each Share.

(e)

The Warranties are not extinguished or affected by any investigation made by or on behalf of the Purchaser into the affairs of the Software, the Business or the Company or by any other event or matter and for the avoidance of doubt are not extinguished or affected by any information contained in the data room

12.2	Purchaser’s warranty

The Purchaser warrants that it has the authority and capacity to enter into this agreement.

12.3	Warrantor’s warranty

The Warrantor warrants that it has the authority and capacity to enter into this agreement.

13	Indemnity and Limitation on Liability

13.1	Third Party Claims

(a)

The Vendor and the Warrantor jointly and severally indemnifies the Company and the Purchaser for all loss, liability, damage, cost or expense arising out of any Claim or Action brought by a customer or other third party against the Company and/or the Purchaser as a result of any of the following (each known as a “Third Party Claim”):

(i)	any service provided by the Vendor or the Company or act, omission or representation by the Vendor or the Company in relation to the Business which occurred prior to the Completion Date and/or

(ii)	any error or defect in the Software (provided such error or defect is not trivial or insignificant);

(iii)	any breach of any third party’s intellectual property rights used in, in respect to, or in any way relating to the Software.

(b)

If any Third Party Claim is made or instituted against the Company, Purchaser or the Vendor or where the Purchaser may make claim under clause 13.1(a), the following procedure applies in relation to Third Party Claims:

(i)	the Purchaser will give written notice of the Third Party Claim to the Vendor;

(ii)

the Purchaser shall not admit, compromise, settle or pay any such Third Party Claim without the prior written consent of the Vendor (which shall not unreasonably be withheld or delayed), except as may be required to protect the Purchaser and unless the Vendor breaches its obligations in clause 13.1(b)(iii);

(iii)

the Purchaser will permit the Vendor at the Vendor's expense to take such reasonable action in the name of the Company or the Purchaser (as the case may be) to defend or otherwise settle the Third Party Claim as the Vendor may reasonably require provided always that the Purchaser is kept regularly informed of all matters (including all procedural steps and requirements) relating to the Third Party Claim and the Vendor vigorously defends or settles such Third Party Claim.

13.2	Limitation on Liability

Subject to clauses 7.3 and 13.1, the Vendor liability under or in connection with this agreement and however arising shall be capped at the Total Consideration actually paid by the Purchaser at the time the relevant claim arises.

14	Insurance & Risk

14.1	Insurance

The Vendor must procure that the Company takes out and maintains until Completion insurance of the Company’s assets covering such risks and for such amounts as would be maintained in accordance with prudent business practice.

14.2	Risk

If any of the assets of the Company are damaged, destroyed or otherwise affected before Completion to any degree and the Company is not adequately insured under the contracts of insurance referred to in clause 14.1, then an appropriate adjustment will be made to the Purchase Price as agreed between the Vendor and the Purchaser. If the Vendor and the Purchaser are unable to agree on the adjustment within 21 days of the Completion Date, then the Purchaser may appoint (at the Vendor’s cost) an independent valuer with the request that the independent valuer make a decision in respect of the disagreement as soon as practicable after receiving the reference and any submissions from the Vendor and the Purchaser. The decision of the independent valuer is to be conclusive and binding on the parties. The independent valuer will be appointed as an expert and not as an arbitrator. The procedures for determination are to be decided by the independent valuer in its absolute discretion.

15	Adjustment for Tax liability

15.1	Tax Claim

The Vendor agrees that if at any time the Company receives or suffers a Tax Claim that relates to an act or omission of, or occurrence affecting, that company before the end of business on the Completion Date, then the Vendor and the Warrantor jointly and severally must pay to the Purchaser the amount by which the sum of:

(a)	the Claim Amount for that Tax Claim; and

(b)	all other Claim Amounts for Tax Claims that relate to an act or omission of, or occurrence affecting the Company before the end of business on the Completion Date,

exceeds the Tax Provision.

15.2	Deferred Provision

The Vendor agrees that if at any time it becomes apparent that the Deferred Provision is understated by calculating the proper Deferred Provision in accordance with the requirements of the Corporations Act, the Accounting Standards and on a consistent basis with the Last Accounts, then the Vendor and the Warrantor must jointly and severally pay to the Purchaser the amount of the understatement. For the purpose of this clause an overstatement of the future Tax benefit in the Last Accounts is taken to be an understatement of the Deferred Provision.

15.3	Pro-rata Reduction

Any payment under clauses 15.1 or 15.2 is to be treated as a pro rata reduction in the purchase price for each Share.

15.4	Payment

Payments under clauses 15.1 or 15.2 must be made to the Purchaser as follows:

(a)

if the Company must make a payment of Tax in respect of a Tax Claim to which clause 15.1 applies, seven days before the latest date on which that payment may lawfully be made without incurring any penalty or additional tax for late payment;

(b)

if the Company is deprived of any credit, rebate, refund, relief, allowance, deduction, loss carried forward, seven days before the latest date on which Tax becomes payable by the company without incurring any penalty or additional tax for late payment, being Tax which would not have been payable were it not for the Tax Claim; and

(c)	if an amount is payable under clause 15.2, seven days after the Purchaser advises the Vendor of the understatement.

15.5

The Vendor jointly and severally must pay interest to the Purchaser on any moneys due under this clause 15 but unpaid, from the date payment is due until paid in full, at a rate equal to 3% per annum above the rate quoted for that daily balance by the Commonwealth Bank of Australia on unsecured overdraft accommodation in excess of $100,000.

15.6

If for any reason an amount received by the Purchaser under clause 15.1 or 15.2 is treated as assessable income of the Purchaser under any law relating to Tax the Vendor jointly and severally agree to pay to the Purchaser an increased amount so that, after deducting from that amount all Tax paid or payable in respect of the receipt, the balance remaining is equal to the amount due under the relevant clause.

15.7

The Purchaser must ensure that the Company takes any proper and reasonable action that the Vendor (collectively) request to avoid, resist, compromise or defend a demand or notice issued by an Authority which gives rise to the Tax Claim, provided the Vendor indemnify the Purchaser and the Company to the reasonable satisfaction of the Purchaser against any liability or loss which may be suffered or costs, damages or expenses which may be incurred as a result of compliance with their request. Any action required under this clause 15.7 must be taken in a timely manner.

16	Software Warranty & Miscellaneous Vendor Obligations

16.1	Software Warranty

(a)

In addition to the warranties provided for in the appendix, the Vendor and the Warrantor jointly and severally and agree that the Software will for a period of six (6) months following Completion (“Warranty Period”):

(i)	have the functionality set out in, and operate in accordance with its Specifications.

(ii)	comply and perform in accordance with the Documentation;

(iii)	be fit for any stated purpose;

(iv)	be free from any defects and will be error free;

(v)	be free from viruses, trojans (or similar); and

(vi)	comply with any other conditions or warranties implied by operation of law, including Part V or Part VA of the Trade Practices Act 1974 (Cth).

(b)	Until the end of the Earn-Out Period, if the Company or the Purchaser notifies the Vendor that any of the warranties in clause 16.1(a) are not met:

(i)

the Vendor will immediately rectify such failure, at no cost to the Company or the Purchaser. Such rectification may involve correction services, development, creation of workarounds or the provision of operational procedures to bypass the problem; and

(ii)	the warranty period for any part of the Software rectified under clause 16.1(b)(i) will recommence upon the rectification or replacement of that part of the Software.

(c)	Any repaired, rectified or replaced part of the Software will, when delivered, be free from any error and/or defects and will be properly and promptly implemented.

(d)

If for whatever reason the Vendor fails to perform its obligations in clause 16.1(b) the Purchaser or the Company may at its option take control of the rectification service and, in doing so, may obtain the services of a third party to conduct the rectification services and charge the Vendor for such services (whether such services were conducted internally or externally). The Vendor must co-operate fully with the Purchaser and the Company and provide all reasonable assistance at no charge. The Vendor will pay the Purchaser’s and the Company’s reasonable costs of exercising its rights under this clause 16.1(d). Nothing in this clause 16.1(d) limits or increases the Vendor’s liability to the Purchaser and the Company with respect to any default or non-performance by the Provider under this agreement.

16.2	Other Vendor Obligations

The Vendor agrees that any guarantee, letters of comfort, assurances or similar commitments (“Guarantees”) given by the Company or any Vendor in relation to any contract of the Business or the Company will remain in full force and effect until the relevant contract to which the Guarantee relates is renewed or the contract to which it relates are terminated.

17	Power of attorney

17.1	Appointment

The Vendor appoints the Purchaser to be its attorney from the Completion Date until the Shares are registered in the name of the Purchaser.

17.2	Power and authority

The Purchaser may do in the name of the Vendor and on its behalf everything necessary or expedient, in the Purchaser’s sole discretion, to:

(a)	transfer the Shares;

(b)	exercise any rights, including rights to appoint a proxy or representative and voting rights, attaching to the Shares;

(c)	receive any dividend or other entitlement paid or credited to the Vendor in respect of the Shares; and

(d)	do any other act or thing in respect of the Shares or the Company.

The Purchaser is expressly authorised to do any act as a result of which a benefit is conferred on it.

17.3	Vendor obligation

The Vendor declares that all acts and things done by the Purchaser in exercising powers under this power of attorney will be as good and valid as if they had been done by the Vendor and agrees to ratify and confirm whatever the Purchaser does in exercising powers under this power of attorney.

The Vendor declares that this power of attorney of the Purchaser is given for valuable consideration and is irrevocable from the date of this power of attorney until the Shares are registered in the name of the Purchaser.

18	Right of First Refusal

18.1	Right of First Refusal

(a)

In the event that the Warrantor desires to sell all or any portion of its shares (the “Subject Shares”) in the Vendor or the Vendor desires to sell all or substantially all of the Vendor’s assets (the “Subject Assets”) for a period of six (6) months following the Completion, the Warrantor and the Vendor must first give written notice to the Purchaser identifying that it desires to sell the Subject Shares and/or Subject Assets. For a period of 60 days (“Negotiation Period”), the Vendor and Warrantor must use their best endeavours to form agreement with the Purchaser on the terms of sale of such Subject Shares and/or Subject Assets.

(b)

If the sale of the Subject Shares and/or Subject Assets by the Warrantor and/or the Vendor to the Purchaser is not consummated within the Negotiation Period then the Warrantor and/or Vendor shall be entitled to sell the Subject Shares and/or Subject Assets to any third party.

(c)

Any sale of any of the Subject Shares or the Subject Assets not made in compliance with the provisions of this clause 18.1 shall be null and void and of no force or effect, and no such sale shall be made or recorded on the books of the Vendor.

19	Post Completion Obligations

19.1	Original of Business Contracts and Records

The Vendor agrees to promptly (and in any event within 5 Business Days of the Completion Date) deliver to the Purchaser the original the Share Transfer, original Business Contracts and the original Records.

19.2	Board of Directors of Company

The parties shall ensure that for the Earn-Out Period, the board of directors of the Company (the “Board”) shall be made up of five directors, one of which shall be Mr. Bradley Stroope and another individual nominated by the Vendor and three shall be nominated by the Purchaser. The Purchaser shall be entitled to change its nominated directors from time to time without the approval of the Vendor.

19.3	Promotion of growth

Until the end of the Earn-Out Period, the parties agree to use their respective best endeavours to balance and promote the current year profitability, together with the medium and long term growth of the Business.

19.4	Restrictions on Company post Completion h

(a)	Subject always to clause 19.4(b), until the end of the Earn-Out Period, the following will require the unanimous consent of the Board):

(i)	any material change to the existing business model of the Business provided such material change will have a significant negative impact on the profitability of the Company;

(ii)	any material increases to the existing cost structure of the Business that are not otherwise provided for in this agreement;

(iii)	any acquisitions of companies or business by the Company;

(b)

The requirement to obtain the unanimous consent of the Board in clause 19.3(a) shall not apply in the event that the director’s of the Company predict, acting reasonably, that 80% of the Estimated EBITDA 2010 or Estimated EBITDA 2011 will be achieved by the Company for the relevant calendar year.

(c)	Until the end of the Earn-Out Period, the Purchaser shall ensure that:

(i)	the Company maintains separate books and records for accounting purposes;

(ii)

the Business is only conducted by the Company so that if any Related Body Corporate of the Purchaser’s wishes to sell any licences of the Software, it shall do so through the Company on an arms length basis.

20	Notices

20.1	Form

A notice, demand, certification, process or other communication relating to this agreement is to be written in English and may be given by an agent of the sender.

20.2	Method of Service

In addition to any lawful means, a communication may be given by:

(a)	being personally served on a party;

(b)	being left at the party's current address for service;

(c)	being sent to the party's current address for service by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid air mail; or

(d)	facsimile to the party's current number for service.

20.3	Particulars of service

The particulars for service are initially:

Purchaser

C/o Managing Director

At the address set forth

on page 2 of this agreement

Vendor

C/o Managing Director

At the address set forth

on page 2 of this agreement

Warrantor

C/o Managing Director

At the address set forth

on page 2 of this agreement

Each party may from time to time change its particulars of service by notice to each other party.

20.4	Service

If a communication is given by:

(i)	post it will be deemed received if posted within Australia to an Australian address 3 Business Days after posting and in any other case 7 Business Days after posting;

(ii)

facsimile and the sender’s facsimile machine produces a transmission confirmation report indicating that the facsimile was sent to the addressee’s facsimile, the report will be prima facie evidence that the facsimile was received by the addressee at the time indicated on that report.

21	Miscellaneous

21.1	Stamp Duty

(a)

Promptly when due so that no penalties are payable whatsoever due, the Vendor will make payment of the stamp duty required under the Asset Sale. If, for whatever reason, the Vendor fails in its obligations under this clause 21.1(a), the Purchaser shall be entitled to arrange for the payment of such stamp duty and all legal fees required for making such arrangements will be paid by the Vendor and if not paid, set off from any future Instalment due or the Escrow Amount.

(b)	The parties agree that no stamp duty is payable under this agreement.

21.2	GST

The sale and purchase of the Shares under this agreement is the supply of a going concern within a new tax system (goods & services tax) act 1999 and that it is zero-rated for GST purposes and that no GST has been included in the purchase price under clause 3. Notwithstanding the aforesaid should any assessment in relation to GST be received for the sale and purchase of the Shares under this agreement, the Vendor shall be responsible to pay the same on demand.

21.3	Legal Costs

Each party shall bear its own legal and other costs and expenses relating directly or indirectly to the preparation of, and performance of, its obligations under this agreement.

21.4	Waiver and Exercise of Rights

(i)	A single or partial exercise or waiver of a right relating to this agreement will not prevent any other exercise of that right or the exercise of any other right.

(ii)

A party will not be liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

21.5	Rights Cumulative

Subject to any express provision in this agreement to the contrary, the rights of a party under this agreement are cumulative and are in addition to any other rights of that party.

21.6	Amendment

This agreement may only be varied or replaced by a document duly executed by the parties.

21.7	Assignment

Subject to the preceding sentence, a party shall not assign or dispose of or encumber any right under this agreement. The Purchaser may assign its rights under this agreement to any of its Related Bodies Corporate provided that such Related Bodies Corporate agrees to be bound by the agreement.

21.8	Counterparts

This agreement may consist of a number of counterparts and if so the counterparts taken together constitute one and the same instrument.

21.9	Public Announcements

Neither the Vendor nor the Warrantor, shall issue or make any reports, statements or releases to the public or generally to the customers, suppliers or other persons to whom the Vendor provides services or with whom the Vendor otherwise has business relationships with respect to this agreement or the transactions contemplated hereby without the prior written consent of the Purchaser (which may be given in its sole and absolute discretion), except where required by law or the listing rules of any stock exchange (in which case, the Vendor shall still provide the Purchaser with a copy of the report, statement or release prior to any such issuance).

21.10	Approvals and consent

A party may give conditionally or unconditionally or withhold its approval or consent in its absolute discretion unless this agreement expressly provides otherwise.

21.11	Remedies cumulative

The rights, powers and remedies provided in this agreement are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this agreement.

21.12	No merger

The Warranties in this agreement do not merge on Completion.

21.13	Survival of indemnities

Each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the parties and survives termination of this agreement.

21.14	Enforcement of indemnities

It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity conferred by this agreement.

21.15	Further assurances

Each party agrees, at its own expense, in any event but in particular on the request of the other party, to do everything reasonably necessary (and to cause its consultants servants and agents to do likewise) to give speedy effect to this agreement and the transactions contemplated by it (including the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

21.16	Counterparts

This agreement may be signed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same document.

21.17	Survival of certain provisions

Clauses 13.1 survive the rescission or termination of this Agreement.

21.18	Governing law, jurisdiction and service of process

This agreement and the transactions contemplated by this agreement are governed by the law in force in Victoria.

Each party irrevocably and unconditionally submits to the jurisdiction of the courts of Victoria and courts of appeal from them for determining any dispute concerning this agreement or the transactions contemplated by this agreement. Each party waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

EXECUTED as an agreement

Appendix	Warranties and Representations

Vendor qualifications

1.	The Vendor is the registered holders and beneficial owner of the Shares.

2.	There are no mortgages, charges, pledges, liens, encumbrances or other security interests over or affecting the Shares.

3.	The Vendor:

(a)	is incorporated in Victoria;

(b)	has full corporate power to own the Assets and to carry on the Business; and

(c)	has done everything necessary to do business lawfully in all jurisdictions in which the Business is carried on.

4.	The Vendor has the power to enter into and perform this agreement and has obtained all necessary consents to enable it to do so.

5.

The entry into and performance of this agreement by the Vendor does not constitute a breach of any obligation (including but not limited to any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking, by which the Vendor is bound.

6.

No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Vendor. No distress, execution or other similar order or process has been levied on any of the Assets. No voluntary arrangement has been proposed or reached with any creditors of the Vendor. No receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to the Assets. The Vendor is able to pay its debts as and when they fall due.

The Company

7.	The Company:

(a)	is accurately described in the Recitals;

(b)	has full corporate power to own its properties, assets and business and to carry on their businesses as now conducted; and

(c)	has done everything necessary to do business lawfully in all jurisdictions in which their businesses are carried on.

8.

No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Company. No distress, execution or other similar order or process has been levied on any of the property or assets of the Company. No voluntary arrangement has been proposed or reached with any creditors of the Company. No receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to the Company.

9.	The Company is able to pay its debts as and when they fall due.

10.	The Company has no subsidiaries whatsoever.

11.

The Company is the legal and beneficial owner of all its property and assets. There are no mortgages, pledges, liens, encumbrances, charges or other security interests over or affecting any property or assets of the Company. [Note: Same comment as above]

12.

The Company holds all statutory licences, consents and authorisations necessary for the carrying on of its business. So far as the Company and the Vendor is aware, there is no fact or matter that might prejudice the continuance or renewal of those licences, consents or authorisations.

13.

The Business is conducted in accordance with all applicable laws, does not contravene any laws and no allegation of any contravention of any applicable laws is known to the Company or any of the Vendor.

14.	Since its incorporation, the Company has:

(a)	made no distributions of cash or specific assets by way of dividend or otherwise on the share capital of the Company;

(b)	made no alteration has been made to the rights attached to any existing shares in the Company except required under the Asset Sale;

(c)	made no alteration has been made to the memorandum or articles of association (or equivalent) of the Company ;

(d)	made no alteration has been made to the capital structure of the Company except as required under the Asset Sale ;

(e)	made no additional directors have been appointed to the Company.

15.

The assets of the Company are sufficient to enable the effective conduct of the business of the Company after Completion as it is carried on at the date of this agreement, and has been carried on since the Last Balance Date.

16.	There has not been any breach of or default by the Company of any term or provision of:

(a)	its memorandum and articles of association;

(b)	any instrument to which it is a party or by which it is bound; or

(c)	any judgment, order or injunction of any court, commission, board or other administrative or governmental authority.

17.

The transfer of the Shares in accordance with this agreement does not and will not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation) or default under any agreement or undertaking by which the Company is bound.

18.	So far as the Vendor is aware having made due and proper enquiries, there is no existing customer or supplier of the Company who will or is likely to:

(a)	cease trading with the Company (as the case may be); or

(b)	materially reduce its trading with the Company (as the case may be),

(c)	as a result of the acquisition of the Shares by the Purchaser.

19.	No person has given or entered into any guarantee, indemnity or letter of comfort in respect of the Company.

20.	There are no powers of attorney given by the Company in force whatsoever.

21.	The names and locations of all banks in which the Company has an account and the names of all persons authorised to sign on the accounts are listed in schedule 6.

22.	The Vendor or relative of a Vendor or body corporate associated (as that term is defined in the Corporations Act) with a Vendor is a party to any contract or arrangement with the Company.

23.

At no time since its incorporation has the Company had a direct or indirect interest in any contract or arrangement containing terms which were not of an entirely arm’s length nature, nor have the profits or financial position of the Company during that period been affected by any contract or arrangement with terms of that nature.

24.	The Company does not:

(a)	holds any shares in the capital of any company;

(b)	is a member of any partnership or other unincorporated association; and

(c)	is a trustee of any trust estate or fund.

The Shares

25.	The Shares comprise 100% of the issued ordinary share capital of the Company and are fully paid.

26.	There are no commitments in place under which the Company is obliged at any time to issue any shares or other securities of the Company.

27.	There is no restriction whatsoever on the sale or transfer of the Shares to the Purchaser.

28.	As at Completion, the issued capital stock of the Company consists of 1,769,914 ordinary shares, of which all have been issued to the Vendor.

29.

All of the issued shares have been duly authorized and validly issued to the Vendor and are fully paid and have been issued in compliance with all applicable laws, including the Corporations Act and securities Laws, and was not issued in violation of or subject to any preemptive rights, put or call rights or obligations, rights of first refusal, anti-dilution rights or liquidation rights or other rights to subscribe for or purchase securities of the Company.

30.	Upon the consummation of the Completion, 100% of the Shares of the Company will be issued and outstanding to the Purchaser.

31.	There are no outstanding:

(a)	shares of capital stock or voting securities of the Company ,

(b)	securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company; or

(c)

options or other rights to acquire from the Company , conversion rights, or any other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively “Company Securities”).

32.

There is no option, right to acquire, conversion rights, mortgage, charge, pledge, or other form of security or any other agreement or commitment of any nature whatsoever, over or affecting the Shares and there is no agreement or commitment to give or create any of the foregoing. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.

Financial Statements/Accounts

33.

All forecasts and projections relating to the Business and/or the Company given to the Purchaser including, without limitation, the Estimated EBITDA 2010 and the Estimated EBITDA 2011) have been prepared with all due care and prudence and on a reasonable basis and provide a reasonable view of the forecast and projections of the Business and/or the Company. There are no facts or circumstances known to the Vendor or the Warrantor or the Vendor’s professional advisers, or which ought to be known to any of them on reasonable enquiry, which would lead a prudent business manager to revise those forecasts or projections.

34.

The Last Accounts will disclose a true and fair view of the state of the affairs of the Vendor, its financial position and its assets and liabilities as at the Last Balance Date, and its income, expenses and results of its operations for the financial period ending on that date.

35.	All Book Debts included in the Accounts will be good and collectable in the ordinary course of business and in any event will be paid within 60 days after the Completion Date.

36.	All projections and estimates of the Business and the Company have been prepared in good faith after due and careful consideration of all available financial data and business circumstances.

37.	All the accounts, books, ledgers and financial and other Business Records of the Business and of the Company:

(a)	have been accurately kept, and will until Completion continue to be accurately kept and disclose a true and fair view of the state of affairs of the Business; and

(b)	in so far as is relevant, have been prepared in accordance with the Corporations Act and the Accounting Standards.

38.

The Last Accounts will disclose a true and fair view of the state of the affairs, financial position and assets and liabilities of the Company and as at the Last Balance Date, and the income, expenses and results of operations of the Company for the financial period ending on that date.

39.	The Last Accounts will be prepared:

(a)	in accordance with the requirements of the Corporations Act;

(b)	in accordance with the Accounting Standards and Australian GAAP;

(c)	in the manner described in the notes to them and the accompanying auditor’s opinion;

(d)	on a consistent basis with the audited accounts for the prior financial year; and

(e)	without revaluing upwards any assets during the period which is the subject of the Last Accounts.

40.	Neither the Business nor the Company is directly or indirectly obliged in any way to guarantee, assume or provide funds to satisfy any obligation of any person.

41.	No letter of comfort has been given by the Company.

42.	The Last Accounts will show net assets greater than the net assets determined under the Asset Sale Agreement.

43.	As at Completion, the Company has no bank accounts whatsoever.

44.	As at Completion, the Company will have only those liabilities as are nominated in the Last Accounts and will have working capital greater than $0 and the Last Accounts will show

45.	All accounts of the Business have been prepared in accordance with the Accounting Standards and Australian GAAP.

Business Premises

46.	There are no business premises owned, leased or occupied by the Company.

47.	The Company has never executed any Property Leases and does not own any real property.

Asset Sale & Plant and Equipment

48.	The Asset Sale has been completed and the Company has legal and beneficial ownership of the Business, the Software and all of the Assets.

49.	There is no plant or equipment owned by the Company or required for the operation of the Business.

50.	There are no equipment leases executed by the Company or required for the operation of the Business.

51.

The rate of depreciation applied in the Last Accounts for each item of Plant and Equipment has been applied over previous accounting periods of the Company and is adequate to write down its value to nil realisable value at the end of its useful working life.

The Software

52.	Schedule 4 is a complete and accurate description of the Software.

53.	The Software does not breach any third party’s intellectual property rights whatsoever.

54.	For the Warranty Period,:

(a)	the Software will at all times have the functionality set out in, and operate in accordance with its Specifications.

(b)	the Software will at all times comply and perform in accordance with the Documentation;

(c)	the Software will at all times be fit for any stated purpose;

(d)	the Software will at all times free from any defects and will be error free;

(e)	the Software will at all times be free from viruses.

55.	Without limiting any other rights of the Company and the Purchaser, the Vendor will promptly rectify any error or defect in the Software at no charge.

56.	Any repaired, rectified or replaced part of the Software will, when delivered, be free from any error and/or defects and will be properly and promptly implemented.

57.	The Software has been developed on Microsoft AX2009.

58.

The Vendor will provide to the Purchaser with documentation and all information requested by the Purchaser detailing the architecture of the Software and specifically the functional components of the Software.

Intellectual Property Rights

59.	Schedule 4 is a complete and accurate list of:

(a)	all registered and unregistered business names and trade marks;

(b)	all registered patents and designs; and

(c)	all applications for registration of patents and designs,

(d)	owned or used at any time by the Company in connection with its/their businesses.

60.

The Company owns all right, title and interest throughout the world in and to the Intellectual Property Rights. The Company has not licensed any of the Intellectual Property Rights and has not assigned or in any way disposed of any right, title or interest in the Intellectual Property Rights.

61.	The Company has not disclosed any of the Confidential Information except properly in the ordinary course of its business and on a confidential basis.

62.

The Intellectual Property Rights are valid and enforceable throughout the world. The Company has taken all necessary steps to obtain and maintain appropriate registrations for the Intellectual Property Rights and to protect and defend the Intellectual Property Rights.

63.	Neither the carrying on of its business by the Company nor the use of the Intellectual Property Rights:

(a)

infringes, or is alleged to infringe, the intellectual property rights (including business names, trade marks, patents, designs, copyright and rights to confidential information) of any third party; or

(b)	is, or is alleged to be, in breach of any obligation of confidence owed to any third party.

64.	There has not been:

(a)	any infringement of any of the Intellectual Property Rights;

(b)	any misuse or unauthorised disclosure of the Confidential Information; or

(c)	any other act which may affect the validity or enforceability of the Intellectual Property Rights.

65.	There is no use by any other person of any of the business names or the trade marks owned or used by the Company or the Business.

66.

Each of the Intellectual Property Licences is valid, binding and enforceable against the parties to it. The Company has complied at all times with the terms of the Intellectual Property Licences and no licensor has any right to terminate an Intellectual Property Licence.

Business Contracts

67.

Full details of all Business Contracts have been fully disclosed to the Purchaser in writing. Schedule 2 is a complete list of all of the Business Contracts. The information contained in Schedule 2 is true and correct in every particular.

68.	The Company has complied at all times with its respective obligations under all of the Business Contracts.

69.	Each of the Business Contracts is valid, binding and enforceable against the parties to it and there is no party in breach of, or in default under, any such contract.

70.	None of the Business Contracts contain any onerous, unusual or other provision material for disclosure to a prudent intending purchaser of the Shares.

71.	None of the Business Contracts is known to the Company or the Vendor to be likely to result in a loss.

72.

The Company has not made any offers, tenders or quotations which are still outstanding and capable of giving rise to a contract by the unilateral act of a third party, other than in the ordinary course of business and on customary terms.

73.	All debts of the Company will be good and collectable in the ordinary course of business and in any event not later than three months after the Completion Date.

74.

There has been no claim or demand (whether in writing or otherwise) by any customer of the Business Contracts in connection with any defect in the Software or problem with any services supplied to them.

75.

As far as the Vendor and Warrantor are aware, having made due and proper enquiries, no Customer is dissatisfied with the Software or the maintenance services relating to the Software and plans to continue its use of the Software and maintenance services.

76.	Except for as fully provided for in the Last Accounts, tThe Company has no outstanding loans or liabilities whatsoever.

Insurance

77.

All of the property and assets of the Company of an insurable nature are insured in amounts representing their full replacement or reinstatement value against fire and other risks normally insured against. All risks, whether in relation to damage to property, personal injury, product liability or otherwise are adequately insured for such amounts as would be maintained in accordance with prudent business practice.

Taxation

78.

No tax or duty return referred to in warranty 66 contains a statement that is false or misleading in any material particular or omits to refer to any matter which is required to be included or without which the statement is false or misleading.

79.	All records relating to tax or duty returns referred to in warranty 66 or to the preparation of those returns required by law to be maintained by the Company have been duly maintained.

80.

All taxes, levies, assessments, contributions, fees, rates, duties, and other governmental or municipal charges or impositions (other than those which may be still paid without penalty or interest) for which the Company is liable, including any penalty or interest, have been paid.

81.

There is no current dispute between the Company and the Commissioner of Taxation of the Commonwealth of Australia or any other federal, state or municipal body or authority responsible for the collection of tax or duty. The same is true of each Subsidiary.

82.	All amounts of income tax required by law to be deducted by the Company from the salary or wages of employees have been duly deducted and, where appropriate, duly paid.

83.

No dividend has been paid by the Company which would result in that company being liable to pay franking deficit tax under section 160AQJ of the Tax Act or additional tax under section 160ARX of the Tax Act.

84.	All documents entered into by the Company have been duly stamped.

85.	All stamp duty payable on any transfer of the Shares before the Completion Date has been duly paid.

Records

86.	The Records:

(a)	are complete, true and accurate in all material respects;

(b)	give a true and fair view of the trading transactions, financial and contractual position of the Company and/or each Subsidiary (as the case may be) and of its assets and liabilities;

(c)	as far as is relevant, have been prepared in accordance with the Corporations Act and the Accounting Standards; and

(d)	are in the possession of the Company in their original form.

87.

The Company has filed all annual returns and other forms as and where required to be filed or registered under the Corporations Act and neither the Company n is liable to be struck off the register of companies.

Litigation

88.	The Company is not involved in any litigation or arbitration proceedings and there are no facts likely to give rise to any such proceedings.

89.

No claim has been made against the Company or the Business in connection with any defective product or services supplied by it in the course of carrying on its business and the Company has maintained adequate insurance for at least the last 6 years against any such claim. The Company has not breached the provisions of the Trade Practices Act or any equivalent state or territory enactments or the requirements of consumer product safety standard or consumer product information standard prescribed by law. The same is true of each Subsidiary.

90.	The operations of the Company are subject to any unsatisfied judgment or any order, award or decision handed down in any litigation or arbitration proceedings. The same is true of each Subsidiary.

Transferring Employees

91.	All information contained in Schedule 3 is true and correct in every particular.

92.

All contracts of service or for services and letters of appointment in respect of any employee of, or consultants to, the Company have been fully disclosed to the Purchaser in writing. No loans or other advances have been made to any directors or Transferring Employees. Each of the contracts entered into with employees or consultants are enforceable against the parties to it and there is no party in breach of, or in default under, any such contract.

93.

The Company and the Vendor has made all payments in respect of superannuation and remuneration required under any contract or award in respect of each of the Transferring Employees and has complied with all laws in relation to the Transferring Employees.

43.

The Vendor has made all payments in respect of occupational superannuation required under any law/award in respect of each of its Employees, and has made all other payments due and payable to the Employees in full.

44.

Neither the Vendor nor the Company has been involved in any industrial or trade dispute or any dispute regarding any claim with any of the Transferring and, so far as the Vendor and Warrantor are aware (having made due and proper enquiries), there are no facts or circumstances which are likely to result in such a dispute.

45.

None of the Transferring Employees is a party to any agreement in terms of which it is bound to share the profits of the Business, the Company or pay any royalties relating to the Business or to waive or abandon any rights to which it is entitled relating to the Business.

46.

There are no service contracts or agreements in existence in relation to any of the Transferring Employees which cannot be terminated on one month’s notice or less without the payment of any compensation.

Superannuation

94.

The Company and the Vendor have at all times complied with all of their obligations under any trust deed or other laws relating to the superannuation payments of the Transferring Employees including, without limitation making all contributions to the Funds required to be made under the trust deeds and by law.

95.

Full disclosure has been made to the Purchaser of all facts relating to contributions and benefit arrangements in connection with the Funds and there are no superannuation or other benefit schemes, other than the Funds, to which the Company is contributing or has entered into a commitment which could involve future contributions, or under which any of the employees of that company receives or is entitled to receive or reasonably expects to receive any benefits.

96.

All taxes, levies, assessments, contributions, fees, rates, duties and other governmental or municipal charges or impositions (other than those which may still be paid without penalty or interest) for which the trustees of the Funds are liable, including any penalty or interest, have been paid.

97.	Full and proper records and accounts of the Funds have been kept, are up to date, and disclose a true and fair view of the affairs of the Fund.

98.

Neither the Company, the Vendor nor the trustees of the Funds, have received notice of any claim or dispute in relation to the Funds which has not been disclosed to the Purchaser in sufficient detail to ascertain the possible extent of any liability.

99.

The Company is not involved in any industrial or trade dispute or any dispute regarding any claim with any of its employees or with any trade union and, so far as the Company and The Vendor are aware, there are no facts or circumstances which are likely to result in such a dispute.

100.	The Vendor has never considered dismissing any of the Transferring Employees.

101.	Since 30 June 2009, there has not been any change in the remuneration or emoluments or benefits of any Transferring Employee.

Brokerage

102.	No person is entitled to recover from the Company any fee or commission in connection with the purchase or sale of the Shares.

Information

103.

All information given by the Company, any Subsidiary or any of the Vendor or the Vendor’ professional advisers to the Purchaser or to the Purchaser’s professional advisers in the course of negotiations leading to this agreement and Completion are true and accurate in all respects. None of that information is misleading in any material particular, whether by omission or otherwise.

104.	All details relating to the Company and the Software which would be material for disclosure to a prudent intending purchaser of the Shares have been disclosed to the Purchaser.

105.	There are no facts or circumstances which might reasonably be expected materially and adversely to affect the financial position, operations, profitability or prospects of the Company.

IN WITNESS HEREOF, the undersigned have executed this agreement as of the day and year first written above.

EXECUTED by CDC SOFTWARE (AUSTRALIA) PTY LTD	) ) )
/s/ Michelle Steel Company Secretary/Director	/s/ Frank Hung Director

Michelle Steel Name of Company Secretary/Director (print)	Frank Hung Name of Director (print)

EXECUTED by ECLIPSE COMPUTING (AUSTRALIA) PTY LTD :	) ) )

/s/ Geoffrey F. Lord
Company Secretary/Director	Director

Geoffrey F. Lord
Name of Company Secretary/Director (print)	Name of Director (print)

EXECUTED by UXC LIMITED ABN 65 067 682 928	) ) )

/s/ Geoffrey F. Lord
Company Secretary/Director	Director

Geoffrey F. Lord
Name of Company Secretary/Director (print)	Name of Director (print)